                                                                    EXHIBIT 99.2

                    -----------------------------------------

                        PRO FORMA VALUATION UPDATE REPORT
                           FOR SECOND STEP CONVERSION

                                NCRIC GROUP, INC.
                                 Washington, DC

                                  Dated As Of:
                                   May 2, 2003

                    -----------------------------------------

                                  Prepared By:

                                RP Financial, LC.
                             1700 North Moore Street
                                   Suite 22110
                            Arlington, Virginia 22209

RP FINANCIAL, LC.
---------------------------------------
Financial Services Industry Consultants

                                                                     May 2, 2003

Board of Directors
NCRIC, A Mutual Holding Company
NCRIC Holdings, Inc.
NCRIC Group, Inc.
1115 30th Street, N.W.
Washington, DC  20007

Members of the Board:

     At your request, we have completed and hereby provide an updated independent appraisal ("Update") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the Plan of Conversion and Reorganization ("Reorganization") described below. This Update may be relied upon by the Department of Insurance and Securities Regulation of the District of Columbia (the "Department") in its review of the Reorganization. This appraisal is furnished pursuant to the laws of the District of Columbia, including Chapters 7 and 9 of Title 31 of the District of Columbia Code. Our original appraisal report, dated March 11, 2003 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Plan of Conversion and Reorganization

     In January 2003, the Board of Directors of NCRIC, A Mutual Holding Company (the "MHC") and its subsidiaries, NCRIC Holdings, Inc. ("NCRIC Holdings") and NCRIC Group, Inc. ("NCRIC" or the "Company") adopted the Plan of Conversion and Reorganization (the "Plan"). NCRIC is the majority-owned subsidiary of NCRIC Holdings which is itself, wholly-owned by the MHC, a District of Columbia chartered mutual holding company. Currently, NCRIC Holdings owns 2,220,000 shares of NCRIC's common stock outstanding, or 59.9%, with the remaining 1,488,399 shares, or 40.1%, owned by public shareholders. The MHC currently owns 100% of NCRIC Holdings.

     In connection with the Plan, NCRIC will be reorganized as a Delaware corporation. In conjunction with the mutual-to-stock conversion, the MHC and NCRIC Holdings will merge with and into the Company and NCRIC will sell the 59.9% ownership interest in the MHC to members and the public through Subscription and Community Offerings (i.e., the "second step

--------------------------------------------------------------------------------
Washington Headquarters                                Telephone: (703) 528-1700
Rosslyn Center                                          Fax No.:  (703) 528-1788
1700 North Moore Street, Suite 2210                Toll-Free No.: (866) 723-0594
Arlington, VA  22209                               E-Mail:  mail@rpfinancial.com
www.rpfinancial.com

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Board of Directors
May 2, 2003
Page 2

conversion" or "conversion"), based on the appraised value. The offering proceeds will be retained as capital by NCRIC and its subsidiaries. Concurrent with the second step conversion, the MHC will be merged into the Company, with the Company being the surviving corporation. Upon completion of the second step conversion, 100% of the shares will be owned by public shareholders.

     NCRIC will retain up to 25% of the net offering proceeds from the second step conversion, and the balance will be downstreamed to NCRIC, Inc., its wholly-owned insurance subsidiary. The net proceeds at NCRIC and the insurance subsidiaries will initially be invested into short-term investments pending longer-term deployment. NCRIC's activities are expected to be consistent with the past.

     It is anticipated that the public shares will be issued to the following categories: (1) Members of the MHC as of January 28, 2003; (2) the Company's employee benefit plans, including the ESOP and Stock Award Plan; and (3) directors, officers and employees who are not entitled to purchase shares in Category (1). Any shares that are not sold in the Subscription Offering may be offered in the Community offering. Preference in the Community Offering will be given to: (i) persons who are policyholders, who are not members; (ii) policyholders of Commonwealth Medical Liability Insurance Company; and (iii) existing stockholders of NCRIC. The Community Offering may begin concurrently with, during or promptly after the Subscription Offering. The Company also may offer shares of common stock not purchased in the Subscription Offering or Community Offering through a "syndicated community offering" managed by Sandler O'Neill & Partners, L.P.

RP Financial, LC.

     RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for companies undertaking the demutualization process including mutual savings institutions and insurance companies. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of NCRIC and the other parties engaged by the Company to assist in the stock issuance process.

Limiting Factors and Considerations

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the

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Board of Directors
May 2, 2003
Page 3

purchase and sale of common stock in the secondary market, and reflects only a valuation range as of this date for the pro forma market value of NCRIC immediately upon issuance of the stock.

     RP Financial's Update was determined based on the financial condition, operations and shares outstanding of NCRIC as of March 31, 2003, the latest date of the financial data to be included in the prospectus, and updated market pricing characteristics of publicly-traded insurance companies. The proposed exchange ratio to be received by the current public stockholders of NCRIC and the exchange of the public shares for newly issued shares of NCRIC common stock as a full public company was determined independently by the Boards of Directors of the MHC and NCRIC. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

     At NCRIC's request, the valuation will be updated and such updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for the shares of insurers. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

     This Update reflects the following items: (1) the Company's recent financial developments through March 31, 2003; (2) an updated comparison of the Company's financial condition and operations in relation to the Peer Group; and
(3) updated stock market conditions since the Original Appraisal date, along with updated stock prices as of May 2, 2003.

          1.   Financial Results

               Table 1 presents summary balance sheet details as of December 31, 2002, and updated unaudited financial information through March 31, 2003. The overall composition of NCRIC's updated balance sheet was comparable to the December 31, 2002 data, with the Company experiencing asset growth during the quarter, reflecting both the impact of growth in overall business volumes as well as the significant balance of premiums received in the first quarter of the year.

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Board of Directors
May 2, 2003
Page 4

                                     Table 1
                                NCRIC Group, Inc.
                            Historical Balance Sheets

                                                                         At                  At
                                                                 December 31, 2002     March 31, 2003
                                                                 -----------------   -----------------
                                                                             % of                % of
                                                                  Amount    Assets    Amount    Assets
                                                                 --------   ------   --------   ------
                                                                  ($000)      (%)     ($000)      (%)
                                ASSETS
INVESTMENTS:
   Securities Available for Sale, At Fair Value:
      Bonds and U.S. Treasury Notes                              $114,696    56.59%  $132,011    57.00%
      Equity Securities                                             5,424     2.68%        35     0.02%
                                                                 --------   ------   --------   ------
         Total Securities Available for Sale                     $120,120    59.26%  $132,046    57.02%

OTHER ASSETS:
   Cash and Cash Equivalents                                       10,550     5.21%    18,829     8.13%
   Reinsurance Recoverable                                         43,231    21.33%    43,433    18.75%
   Goodwill                                                         7,291     3.60%     7,291     3.15%
   Premiums and Accounts Receivable                                 9,471     4.67%    16,740     7.23%
   Deferred Federal Income Taxes                                    3,789     1.87%     4,426     1.91%
   Other Assets                                                     8,229     4.06%     8,820     3.81%
                                                                 --------   ------   --------   ------

      TOTAL ASSETS                                               $202,687   100.00%  $231,585   100.00%
                                                                 ========   ======   ========   ======

                          LIABILITIES & EQUITY
LIABILITIES:
   Losses and Loss Adjustment Expenses:
      Losses                                                     $ 70,314    34.69%  $ 73,370    31.68%
      Loss Adjustment Expenses                                     33,708    16.63%    35,014    15.12%
                                                                 --------   ------   --------   ------
         Total Losses and Loss Adjustment Expenses               $104,022    51.32%  $108,384    46.80%

   Other Liabilities:
      Retrospective Premium Accrued Under Reinsurance Treaties        607     0.30%       607     0.26%
      Unearned Premiums                                            24,211    11.95%    38,739    16.73%
      Advance Premium                                               2,971     1.47%       171     0.07%
      Reinsurance Premium Payable                                   5,045     2.49%     4,481     1.93%
      Bank Debt                                                       995     0.49%       823     0.36%
      Trust Preferred Securities                                   15,000     7.40%    15,000     6.48%
      Other Liabilities                                             2,019     1.00%    15,094     6.52%
                                                                 --------   ------   --------   ------

         TOTAL LIABILITIES                                       $154,870    76.41%   183,299    79.15%

         STOCKHOLDERS' EQUITY                                    $ 47,817    23.59%  $ 48,286    20.85%
                                                                 --------   ------   --------   ------

            TOTAL LIABILITIES & STOCKHOLDERS' EQUITY             $202,687   100.00%  $231,585   100.00%
                                                                 ========   ======   ========   ======

Source: Audited and unaudited financial statements.

Board of Directors
May 2, 2003
Page 5

          Growth Trends

               NCRIC's total assets increased by $28.9 million over the three months ended March 31, 2003, to equal $231.6 million. As noted above, strong asset growth has been fueled by expansion of overall business volumes, including growth in premium revenues and reflects a continuation of the growth trend since early 2002.

               Overall, liabilities also increased modestly, primarily reflecting growth in unearned premiums (as a large portion of the Company's policies renew at the end of the calendar year). Other liabilities increased owing to the purchase of $9 million of securities which had not been closed as of quarter end, while the increase in the value of insurance in force resulted in higher loss reserves and loss adjustment expenses ("LAE").

               Stockholders' equity increased during the most recent quarter due to retained earnings. As of March 31, 2003, stockholder's equity totaled $48.3 million, equal to 20.85% of assets. On a tangible basis at the same date, the Company's tangible equity of $41.0 million represented 17.70% of assets.

               As the Company continues to expand - through expansion of product lines in existing markets, entry into new markets through acquisitions and/or employment of alternative delivery channels - the balance sheet is expected to grow accordingly. The capital raised in the stock offering will cause a significant increase in total assets, which is expected to further facilitate NCRIC's ability to expand and diversify business lines.

          Investment Securities

               As of March 31, 2003, NCRIC's investment portfolio totaled $132.0 million, equal to 57.02% of assets, and was primarily comprised of debt securities. The composition of the portfolio changed modestly during the quarter as the newly-retained investment advisor (Standish Mellon Asset Management, LLC) restructured the portfolio, selling securities perceived to be volatile or entailing a relatively high level of credit risk exposure. As a result, the equity portfolio diminished to de minimis levels, while over 85% of the portfolio consisted of U.S.Government and agency securities, or corporate securities rated AA or better, reflecting an increase from 66% one year earlier.

          Cash and Cash Equivalents

               Cash and cash equivalents are generally maintained at moderate levels and fluctuate based on the timing of cash inflows and the Company's cash needs. As of March 31, 2003, NCRIC's balance of cash and cash equivalents totaled $18.8 million, equal to 8.1% of total assets.

          Reinsurance Recoverable

               The Company establishes a reinsurance recoverable asset reflecting the actuarial established value of funds to be recovered from reinsurance treaties (or contracts) pursuant to SFAS No. 113. As of March 31, 2003, the reinsurance recoverable assets totaled $43.4 million, equal to 18.8% of total assets. The reinsurance recoverable assets are reviewed at least semi-annually by both management and the independent actuaries, as well as by Deloitte &

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Board of Directors
May 2, 2003
Page 6

Touche, LLP. Management believes that all of the reinsurance recoverable assets are collectible in full.

          Goodwill

               The Company's goodwill balance was unchanged since December 31, 2002, and is evaluated for impairment at least annually.

          Premiums and Accounts Receivable

               Premiums and accounts receivable reflect the premium balance due on policies in effect on which premiums have yet to be collected. The balance of premiums receivable fluctuates throughout the year but generally have trended upwards reflecting the growth in business volume. Premiums and accounts receivable increased to $16.6 million, or 7.23% of assets, as of March 31, 2003.

          Deferred Federal Income Taxes

               Deferred federal income taxes totaled $4.4 million, equal to 1.9% of total assets as of March 31, 2003, and is principally related to the accrual of losses and loss adjusted expenses ("LAE") for book purposes, which will only be realized in the future for tax purposes. Other significant timing differences between the GAAP books and tax liability exist with respect to unearned premiums, unrealized losses on AFS securities, net operating loss carryforwards and deferred policy acquisition costs.

          Other Assets

               The Company's other assets primarily consists of property and equipment, and various other miscellaneous accruals and assets. While there was a slight balance increase during the quarter, the percent to assets declined due to asset growth.

          Losses and Loss Adjustment Expenses

               Losses and LAE continued to trend upward during the quarter ended March 31, 2003. The loss reserves have been increasing in dollar terms but decreasing as a percent of assets over the last several years reflecting: (1) the actual loss development in recent periods has been relatively unfavorable;
(2) implementation of more stringent underwriting standards; and (3) management's intention to maintain a conservative level of loss reserves. As of March 31, 2003, losses and LAE equaled $108.4 million, or 46.8% of assets.

          Unearned and Advance Premiums

               Unearned and advance premiums consist of premiums collected for insurance coverage to be rendered over the balance of the life of the policy, which is generally a one year term for the Company. As of March 31, 2003, unearned premiums and advance premiums totaled $38.7 million and $171,000, respectively. Unearned premiums have been increasing over the last several years as overall premium revenues have increased; the first quarter of the year typically reflects notable growth given the concentration of policy renewals at the first of the year.

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Board of Directors
May 2, 2003
Page 7

          Other Miscellaneous Liabilities

               Other liabilities consist of a variety of accounts including reinsurance premium payables, bank debt, trust preferred securities and other liabilities. The only account to change significantly over the quarter was other liabilities, primarily reflecting the purchase of $9 million of investment securities which had not closed as of March 31, 2003.

          Stockholders' Equity

               Stockholders' equity increased to $48.3 million, equal to 20.85% of assets as of March 31, 2003. The increase was primarily the result of retained earnings, which was offset by a modest reduction in unrealized gains on securities classified as available for sale ("AFS").

          Income and Expense Trends

               Table 2 shows the Company's historical income statements for 12 months ended December 31, 2002, and updated information as of March 31, 2003, both reflected as a percent of average assets and as a percent of total revenues. NCRIC's earnings were substantially unchanged based on updated financial data, as net income equaled $722,000 for the 12 months ended March 31, 2003, versus $742,000 for the 12 months ended December 31, 2002.

          Premium Income

               Net premiums earned continued to reflect growth, which management attributes to expansion of business outside of the District of Columbia and Maryland. Additionally, premium rate increases continue to be an important factor in the growth of premium income. Overall, net premiums earned on a trailing 12 month basis increased by 16% to $35.0 million for the 12 months ended March 31, 2003, equal to 17.25% of average assets and 2.80% of total revenues.

          Net Investment Income

               Net investment income continued to decline over the quarter, reflecting the reinvestment of maturing investments at lower rates, as well as the portfolio restructuring during the quarter which lowered the average portfolio yield. Net investment income totaled $5.7 million, equal to 2.80% of average assets and 11.96% of revenues for the 12 months ended March 31, 2003.

          Net Realized Investment Gains

               Net realized investment gains equaled $104,000 for the 12 months ended March 31, 2003, versus a loss of $131,000 for the 12 months ended December 31, 2002. The reversal of the net investment losses to gains reflects the portfolio restructuring undertaken and the current interest rate environment.

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Board of Directors
May 2, 2003
Page 8

                                     Table 2
                                NCRIC Group, Inc.
                          Historical Income Statements

                                                 For the Fiscal Year Ended         For the 12 Months Ended
                                                     December 31, 2002                  March 31, 2003
                                              ------------------------------   ------------------------------
                                                        % of Avg.    % of                % of Avg.     % of
                                               Amount     Assets    Revenues    Amount     Assets    Revenues
                                              -------   ---------   --------   -------   ---------   --------
                                               ($000)       (%)        (%)      ($000)      (%)         (%)
REVENUES:
   Net Premiums Earned                        $30,098     16.55%      70.50%   $34,981     17.25%      73.58%
   Net Investment Income                        5,915      3.25%      13.85%     5,687      2.80%      11.96%
   Net Realized Investment Losses                (131)    -0.07%      -0.31%       104      0.05%       0.22%
   Practice Management and Related Revenue      5,800      3.19%      13.58%     5,614      2.77%      11.81%
   Other Income                                 1,013      0.56%       2.37%     1,154      0.57%       2.43%
                                              -------     -----      ------    -------     -----      ------

      Total Revenues                           42,695     23.48%     100.00%    47,540     23.45%     100.00%

EXPENSES:
   Losses and Loss Adjustment Expenses        $26,829     14.75%      62.84%   $30,692     15.14%      64.56%
   Underwriting Expenses                        8,168      4.49%      19.13%     9,071      4.47%      19.08%
   Practice Management and Related Expenses     5,811      3.20%      13.61%     5,692      2.81%      11.97%
   Other Expenses                               1,467      0.81%       3.44%     1,745      0.86%       3.67%
                                              -------     -----      ------    -------     -----      ------

      Total  Expenses                          42,275     23.25%      99.02%    47,200     23.28%      99.28%
                                              -------     -----      ------    -------     -----      ------
INCOME BEFORE INCOME TAXES                    $   420      0.23%       0.98%   $   340      0.17%       0.72%

INCOME TAX (BENEFIT) PROVISION                  ($322)    -0.18%      -0.75%     ($382)    -0.19%      -0.80%
                                              -------     -----      ------    -------     -----      ------

      NET INCOME                              $   742      0.41%       1.74%   $   722      0.36%       1.52%
                                              =======     =====      ======    =======     =====      ======

Combined Ratio:
      Expense Ratio                             27.14%                           25.93%
      Loss Ratio                                89.14%                           87.74%
                                              -------                          -------
   Combined Ratio                              116.28%                          113.67%

Source: Audited and unaudited financial statements.

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Board of Directors
May 2, 2003
Page 9

          Practice Management and Related Revenue

               NCRIC continued to experience a reduction in practice management revenue, declining by 3% to $5.6 million for the 12 months ended March 31, 2003. NCRIC attributes such reduction primarily to lower revenues generated through one-time consulting engagements. In this regard, many solo and small-group physician practices have had less discretionary income in the current market environment than in prior years as insurance company/Medicare reimbursements have tightened while the costs related to their medical practices have continued to escalate.

          Other Income

               For the 12 months ended March 31, 2003, other income increased modestly to nearly $1.2 million, and remained generally consistent as a percent of assets and total revenues relative to fiscal 2002 ratios. As discussed in the Original Appraisal, the level of other income reflects a growth trend which management attributes to increased brokerage reinsurance treaty commission income generated by higher reinsurance premiums ceded and from service fees generated by the installment payments premiums for insurance policies (the Company offers an installment payment option to its policyholders charging a fee for the service).

          Losses and Loss Adjustment Expenses

               Losses and LAE continued to increase for the 12 months ended March 31, 2003, to equal $30.7 million, as compared to $26.8 million of the 12 months ended December 31, 2002, reflecting an increase as a percent of assets and total revenues. The relatively large increase is primarily the result of expansion of insurance in force coupled with rising frequency and severity of losses from prior years.

          Underwriting Expenses

               Underwriting expenses consist of all the other administrative expenses directly related to underwriting insurance (excluding losses and LAE). Underwriting expenses increased to equal $9.1 million for the 12 months ended March 31, 2003, remaining consistent with the prior period as a percent of average assets and total revenues. Management attributes the increase to overall growth, including growth in agent business which has increased commission expenses. Additionally, the Company incurred a $364,000 expense as a result of fraud committed by a former agent, which further increased total underwriting expenses.

          Practice Management Expenses

               Practice management expenses continued to decrease during the most recent period, largely reflecting the elimination of client service transition expenses associated with the employment termination of two former owners of the acquired business at the termination of their employment contracts in 2002. Practice management expenses totaled $5.7 million for the 12 months ended March 31, 2003, versus $5.8 million for the 12 months ended December 31, 2002.

Board of Directors
May 2, 2003
Page 10

          Other Expenses

               Other expenses, including interest costs, increased to $1.7 million for the 12 months ended March 31, 2003. The increase is primarily attributable to the interest expense on the trust preferred securities (principal balance of $15 million) issued in December 2003. The annual interest expense level is expected to increase as a full year's interest expense on the trust preferred securities is realized.

          Income Taxes

               The Company's financial statements continue to reflect a tax benefit for the most recent 12 month period, which is attributable to the impact of tax-advantaged securities in NCRIC's portfolio which created a tax loss for the year, notwithstanding positive pre-tax income reported for financial reporting purposes

          2.   Peer Group Financial Comparisons

               The most updated financial characteristics and operating results available for NCRIC and the Peer Group are set forth in Exhibit 1. NCRIC's ratios are based on financial data through March 31, 2003, while the Peer Group's ratios are as of December 31, 2002, the latest date for which complete financial information is publicly available.

               The balance sheet characteristics and growth trends relative to the Peer Group remain comparatively unchanged, given the limited amount of time which has elapsed since the date of the Original Appraisal. In this regard, NCRIC's equity remains above the Peer Group average, and will be substantially increased with the infusion of the net conversion proceeds. Invested assets remain the largest component of the asset bases for NCRIC and the Peer Group while the portion of liabilities is comprised of policy reserves, which represent reserves established for future claims.

               NCRIC continues to generate greater balance sheet and revenue growth in comparison to the Peer Group, reflecting the Company's strong financial condition and efforts to expand in response to its perceived ability to profitably underwrite new business, particularly in markets where competing providers have contracted or withdrawn entirely in certain circumstances. By comparison, the majority of the Peer Group companies (four out of seven) have reported operating losses for the most recent twelve month period and the resulting erosion of capital, coupled with unfavorable market conditions, has led to their comparatively moderate balance sheet growth.

               NCRIC's recent financial performance continues to compare favorably to the Peer Group average. In this regard, while NCRIC's operations have been negatively impacted by adverse industry trends (i.e., rising frequency and severity of losses coupled with diminishing investment income), it has been less impacted than the Peer Group companies. As reference above, a majority of the Peer Group companies (four out of seven) have reported losses for the most recent twelve months based on updated financial data. Overall, the Company operates with a favorable loss ratio, which coupled with a relatively similar expense ratio, provides for a favorable combined ratio. Additionally, NCRIC maintains a relatively favorable pre-tax

Board of Directors
May 2, 2003
Page 11

underwriting profit margin but overall margins (including all revenue sources) are adversely impacted by the operations of the MSO.

          3.   Stock Market Conditions

               Since the date of the Original Appraisal, the conditions prevailing in the overall stock market have been favorable, as major indices such as the Dow Jones Industrial Average ("DJIA") have fluctuated, but generally trended upward. In this regard, the commencement of war with Iraq produced a rally in the stock market, amid initial expectations that a conflict in Iraq would end quickly. However, the rally was not sustained, as stocks declined at the close of the first quarter on renewed worries about the economy and fears that the war in Iraq could be longer and more difficult than investors had anticipated.

               Stocks rebounded at the start of the second quarter on news of U.S. war successes in Iraq. As investors shifted their focus from the war to first quarter earnings, the broader stock market settled into a narrow trading range through most of April and into early May 2003. On May 2, 2003, the DJIA closed at 8582.68, an increase of 14.1% since the date of the Original Appraisal (of 7524.06). Since the date of the Original Appraisal, the insurance sector has generally outperformed the overall stock market. On May 2, 2003, the Standard & Poor's Insurance Index had closed up 25.0% since the Original Appraisal (from
210.68 to 263.35 as of May 2nd). Table 3 sets charts the performance of the Standard & Poor's Insurance Index versus the Dow Jones Industrial Average.

               The Peer Group's stock prices have increased since the date of the Original Appraisal as: (1) six of the seven Peer Group companies have experienced an increase in their respective price per share; and (2) the average and median price increase approximated 28% and 29%, respectively. However, trends with respect to the Peer Group's pricing ratios have been mixed as shown in Table 4 below. The median P/E multiples for the Peer Group, based on the updated analysts' consensus estimate of 2003 forward earnings reflect a decline of 15%, while the corresponding ratios for the Medical Professional Liability Sub Group reflect a decline of 21.6%. In this regard, updated consensus analysts' earnings estimates for the Medical Professional Liability Sub Group reveal that SCPIE Holdings is now forecasted to post a loss whereas earnings estimates for SCPIE Holdings were previously forecast at $0.23 per share for 2003 at the date of the Original Appraisal - as a result, the forward P/E is not meaningful. Thus, the forward P/E multiple for the Medical Professional Liability Sub Group currently reflects the median of only two companies (ProAssurance and FPIC Insurance Group).

               Conversely the median P/TB increased by 21.6% for the Peer Group and by 25.2% for the Medical Professional Liability Sub Group. The Price/Revenues ratio declined for the Peer Group as a whole, primarily as a result of strong revenue growth for one company (RTW, Inc.), while the Price/Revenues increased by 26.1% for the Medical Professional Liability Sub Group.

RP Financial, LC.
---------------------------------------
Financial Services Industry Consultants

                                     Table 3
               Dow Jones Industrial Index and S&P Insurance Index

                                     [CHART]

                                  [Line Chart]


             1/02   2/02    3/02    4/02   5/02   6/02   7/02   8/02   9/02
             ----   -----   -----   ----   ----   ----   ----   ----   ----
DJIA         9920   10106   10404   9946   9925   9243   8737   8664   7592
S&P Insur.    311     319     319    316    305    298    276    270    240

             10/02   11/02   12/02   1/03   2/03   3/03   3/11/03   4/03
             -----   -----   -----   ----   ----   ----   -------   ----
DJIA          8397    8896    8342   8054   7891   7992     7524    8480
S&P Insur.     260     272     253    245    229    230      211     260

Board of Directors
May 2, 2003
Page 13

                                     Table 4
                                NCRIC Group, Inc.
                  Median Pricing Characteristics of Peer Group

                                           March 11,   May 2,      %
                                            2003 (1)    2003    Change
                                           ---------   ------   ------
Peer Group
   Price/earnings (x)                        15.15x     1.26x    N.M.(2)
   Price/core earnings (x)                   15.15      1.26     N.M.(2)
   Price/2003 estimated earnings (x)         10.55      8.97    (15.0)%
   Price/book (%)                            60.18%    73.10%    21.5
   Price/tangible book (%)                   60.18     73.19     21.6
   Price/revenues (x)                         0.60x     0.52x   (13.3)

Medical Professional Liability Sub Group
   Price/earnings (x)                         N.M.      N.M.     N.M.(2)
   Price/core earnings (x)                    N.M.      N.M.     N.M.(2)
   Price/2003 estimated earnings (x)         20.37x    15.97x   (21.6)%
   Price/book (%)                            51.46%    64.36%    25.1
   Price/tangible book (%)                   54.38     68.09     25.2
   Price/revenues (x)                         0.46x     0.58x    26.1

(1) Adjusted for the November 2002 2:1 reverse stock split by RTW, Inc., which was not recognized by SNL Securities until after Form 10K became available in March 2003.
(2) Not meaningful since only one Peer Group company reported a meaningful earnings multiple based on trailing 12 month earnings (i.e., a P/E multiple below 30 times). Only three Peer Group companies reported positive earnings for the 12 months ended December 31, 2003.

Source: SNL Securities, corporate filings, RP Financial calculations.

Summary of Adjustments

     Based on the foregoing, we have not changed the valuation parameters as set forth in the Original Appraisal as shown below.

Board of Directors
May 2, 2003
Page 14

     Key Valuation Parameters                          Valuation Adjustment
     ------------------------                          --------------------

     Financial Condition                               Moderate Upward
     Profitability, Growth and Viability of Earnings   Moderate Upward
     Risk Assessment                                   Slight Upward
     Primary Market and Growth                         Moderate Upward
     Dividends                                         Moderate Upward
     Liquidity of the Shares                           Moderate Downward
     Marketing of the Issue                            Moderate Downward
     Organization and Management                       Slight Upward
     Regulatory Environment                            No Adjustment

     There were no material changes in the updated financial conditions or earnings of the Company and the Peer Group. Thus, the valuation adjustments for financial condition and profitability, growth, and viability of earnings remain unchanged from those applied in the Original Appraisal. The factors concerning the valuation parameters of risk assessment, primary market area, dividends, liquidity of the shares, organization and regulatory environment did not change since the Original Appraisal date. Accordingly, those parameters were not discussed further in this update.

     The general market indices for all stocks are higher since the date of the Original Appraisal and the market for insurance companies generally, as measured by the Standard and Poor's Insurance Index, has increased by 25.0%. Likewise, the prices of the Peer Group companies have increased, as measured by their share prices and as reflected in the increase in their P/B and P/TB ratios. At the same time, both the Company and the Peer Group continue to be impacted by difficult market conditions which have led to operating losses reported by the majority of the Peer Group companies. Overall, taking into account the foregoing factors, we believe that an increase in the Company's estimated pro forma market value as set forth in the Original Appraisal is appropriate.

Valuation Approaches

     In applying the pro forma market value approach, we considered the four key pricing ratios in valuing NCRIC's to-be-issued stock - price/earnings ("P/E"), price/book ("P/B"), price/revenue ("P/Rev") and price/assets ("P/A") approaches
- all performed on a pro forma basis including the effects of the stock offering proceeds. In computing the pro forma impact of the second step conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in NCRIC's prospectus for the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits 2 and 3). In addition, we have incorporated a 4.50% pre-tax reinvestment rate to the reinvestable cash proceeds, which is consistent with the anticipated return based on the near term use of proceeds.

     Consistent with the Original Appraisal, this Update continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B

Board of Directors
May 2, 2003
Page 15

approach the P/Revenues approach and the P/A approach. We have also considered the recent trading price of NCRIC's stock in our determination of value (as discussed later). Based on the foregoing, and taking into account the increase in the Peer Group's P/B and P/TB ratios, tempered by the reduction in the median P/E based on forward earnings, RP Financial concluded that, as of May 2, 2003, the aggregate pro forma market value of the Company's stock should be increased to $55,124,850 at the midpoint, equal to 5,512,485 shares, based on an offering price of $10.00 per share. Accordingly, the midpoint value of all the shares indicates a $33.0 million public offering at the midpoint value based on the sale of 59.9% of the stock in the second step conversion. This update reflects a 10% increase relative to the midpoint valuation established in the Original Appraisal.

          1. P/E. The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. Ideally, the pro forma earnings base is composed principally of the Company's recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of net offering proceeds. NCRIC's reported earnings were $722,000 for the 12 months ended March 31, 2003, which included a modest amount of investment gains ($199,000), a valuation allowance established for a delinquent premium receivable ($1.2 million), and a non-recurring expense related to fraud by a former agent ($364,000). For valuation purposes, we have excluded such non-recurring items in computing the valuation earnings base of $1,624,000.

          Based on reported earnings, the Company's pro forma P/E multiple was
41.16 times, in contrast to the 35.94 times earnings figure reported by the Peer Group based on the average (the median was 47.78x). Based on the core earnings base calculated above, NCRIC's pro forma P/E multiple equaled 24.60 times earnings while the Peer Group's median P/E multiple based on core earnings was equal to 46.62 times. The P/E multiples for the Peer Group are rendered less meaningful by the fact that only three companies were reporting positive earnings and as the indicated multiples for companies with positive earnings were at widely varying levels.

          In light of weak reported and adjusted earnings for NCRIC and the weak earnings or losses reported by the Peer Group, we continue to assess NCRIC's pro forma P/E multiple based on budgeted earnings for fiscal 2003 of $2.4 million in comparison to the forward multiple based on the analysts' consensus earnings for 2003 for the Peer Group. Specifically, NCRIC's pro forma forward earnings multiple based on budgeted earnings equaled 18.27 times at the midpoint, in comparison to the Peer Group median and average of 8.97 times and 12.21 times, respectively. Accordingly, the valuation reflects a premium of 50% relative to the Peer Group average and 104% relative to the Peer Group median. The valuation premiums have increased relative to the 20% and 60% premiums relative to the Peer Group average and median, respectively, established in our Original Appraisal. On balance, the larger P/E premiums are appropriate in view of the larger P/B discount relative to the Peer Group.

          The premium forward earnings multiple for NCRIC takes into account the fact that the pro forma calculations reflect the initial reinvestment of the proceeds in investment securities at yields lower than the anticipated returns from the Company's expansion and growth strategy over the longer term. Additionally, the earnings estimate for 2003 for NCRIC of $2.4 million

Board of Directors
May 2, 2003
Page 16

has not been adjusted from the level incorporated in the Original Appraisal. However, we note that core earnings for the first quarter of fiscal 2003 approximated $600,000 ($2.4 million annualized) which suggests that the 2003 earnings estimate for NCRIC may be exceeded as the impact of recent rate increases and premium growth are fully realized into trailing 12 month earnings (i.e., NCRIC's core earnings tend to trend higher as the year progresses).

          Relative to the Medical Professional Liability Sub-Group the Company's pro forma forward earnings multiple is at a 14% premium relative to the Peer Group average and median. By comparison, NCRIC was discounted by 2% relative to the average and by 17% relative to the median in the Original Appraisal. As in the Original Appraisal, we continue to compare NCRIC with the larger ProAssurance in that both pursued capital raising transactions to fund expansionary plans to take advantage of prevailing market conditions and perceived opportunities. Relative to ProAssurance's forward earnings multiple of
25.04 times, the Company's pro forma forward earnings multiple is discounted by 27%, which reflects an increase from the 17% discount reflected in the Original Appraisal.

          2. P/B. The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio to NCRIC's pro forma book value. In applying the P/B approach, we also considered tangible book value (i.e., book value net of intangible assets) because historically the market has not generally given credit for intangible assets.

          At the midpoint value, NCRIC's pro forma reported and tangible P/B ratios of 71.81% and 79.35%, respectively, remained discounted to the Peer Group's average reported and tangible P/B ratios of 87.02% and 95.80%, respectively. Accordingly, the Company's pro forma reported and tangible P/B ratios are discounted by 18% and 17%, respectively. Comparatively, the Company's pro forma reported and tangible P/B ratios were discounted by 13% and 10%, respectively, in the Original Appraisal. On balance, the steeper book value ratio discounts were considered appropriate in view of the higher earnings multiple premiums.

          Relative to the Medical Professional Liability Sub-Group the Company's pro forma P/TB ratio is discounted 6% relative to the average (as compared to a 12% premium in the Original Appraisal), and at a premium of 16% relative to the median (as compared to 39% in the Original Appraisal). In comparison to ProAssurance's P/TB ratio of 159.85%, NCRIC is discounted by 50% at the midpoint of the valuation range, as compared to 44% in the Original Appraisal.

          3. P/Revenues. The P/Revenues valuation methodology determines market value by applying a valuation P/Revenue ratio to the Company's pro forma revenues. At the midpoint of the valuation range, NCRIC's value equaled 1.13 times of pro forma revenues. The foregoing P/Revenue ratio remains above the Peer Group average of 0.63 times and median of 0.52 times. The Company's P/Revenues ratio remains at a premium relative to the Medical Professional Liability Sub-Group as well, whose average and median ratios were 0.70 times and
0.58 times, respectively. NCRIC's P/Revenue ratio is discounted by 19% to ProAssurance's P/Revenue ratio of 1.39 times. A benefit of the revenues approach is that it is not significantly impacted by the offering proceeds, unlike the earnings and book value approaches. At the same time, we

Board of Directors
May 2, 2003
Page 17

believe that investors tend to focus more heavily on overall net earnings levels rather than the magnitude of overall revenues in evaluating insurance companies.

          4. P/A. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base. At the midpoint of the valuation range, NCRIC's value equaled 21.20% of pro forma assets. Comparatively, the Peer Group companies exhibited average and median P/A ratios of 16.57% and 10.84%, respectively, which imply Company premiums of 28% and 96%. NCRIC's P/A ratio at the midpoint is at a 28% premium to the average and a 49% premium to the median of the P/A ratios relative to the Medical Professional Liability Sub-Group. Relative to the large ProAssurance, however, NCRIC's P/A ratio is at a 29% discount. We placed less weight on this valuation methodology, as size is a less important valuation criteria to the investment community.

          5. Trading of NCRI Stock. Converting insurance companies generally do not have stock outstanding. NCRIC, however, has public shares outstanding due to the mutual holding company form of ownership. Since NCRI is currently traded on the NASDAQ, the stock price is a limited indicator of investor interest in NCRIC's conversion stock following the offering and therefore we cannot ignore market expectations. At the same time, the investment community typically does not have full information access and appraisal expertise, and the stock trading since the announcement of the second step conversion appears to have been subject to speculation. Based on the May 2, 2003, stock price of $16.20 per share and the 3,708,399 shares of the Company's stock issued and outstanding, the implied market value of NCRIC following the second step conversion is $60.0 million, which falls between the midpoint and maximum of the valuation conclusion in this Update.

Valuation Conclusion

     Based on the foregoing, it is our opinion that, as of May 2, 2003, the estimated aggregate pro forma market value of NCRIC, inclusive of the sale of the MHC's ownership interest to the public shareholders has increased to $55,124,850 at the midpoint, which reflects a 10% increase relative to the valuation midpoint established in the Original Appraisal. Based on this valuation and the approximate 59.9 ownership interest being sold in the public offering, the midpoint value of the Company's stock offering was $33,000,000, equal to 3,300,000 shares at a per share value of $10.00. The offering range includes a minimum value of $28,050,000, equal to 2,805,000 shares at $10.00 per share (85.0% of the midpoint) and a maximum value of $37,950,000, equal to 3,795,000 shares at $10.00 per share (115.0% of the midpoint). If warranted by market conditions, the Company may sell conversion stock up to a supermaximum value of $43,642,500 (15% above the maximum), equal to 4,364,250 shares at $10.00 per share, without requiring a resolicitation. The pro forma valuation calculations relative to the Peer Group are shown in Table 5 and are detailed in
Exhibit 2 and Exhibit 3.

Establishment of the Exchange Ratio

     The Plan provides that the minority (or "public") stockholders are entitled to exchange their shares of the Company's common stock for newly issued shares of the Company on a fully

Board of Directors
May 2, 2003
Page 18

converted basis. The Board of Directors has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate public ownership percentage in Company equal to 40.14% as of May 2, 2003. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Company will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community Offerings. As shown in Table 5, based on the appraised value determined herein, the exchange ratio for the minority shareholders would be
1.2635 shares, 1.4865 shares, 1.7095 shares and 1.9659 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued shares for the shares held by the minority stockholders or on the proposed exchange ratio.

                                             Respectfully submitted,

                                             RP FINANCIAL, LC.


                                             /s/ Ronald S. Riggins
                                             -----------------------------------
                                             Ronald S. Riggins
                                             President and Managing Director


                                             /s/ James P. Hennessey
                                             -----------------------------------
                                             James P. Hennessey
                                             Senior Vice President

RP Financial, LC

                                     Table 5
                              Public Market Pricing
                      NCRIC Group, Inc. and the Peer Group
                            Prices As of May 2, 2003

                                              Market Capitalization                          Per Share Data
                                            ------------------------  -------------------------------------------------------------
                                                                                  TTM Earnings        Book Value
                                   Primary  Price/  Shares   Market   ----------------------------  --------------   TTM
Ticker                              Line     Share   Out.     Value   Actual   Core   2003 Est.(2)   GAAP    Tang.   Rev.   Assets
------                             -------  ------  ------  --------  ------  ------  ------------  ------  ------  ------  -------
                                             ($)     (000)    ($000)    ($)     ($)        ($)       ($)      ($)     ($)     ($)
NCRIC Group, Inc.                    PL
Supermaximum                                $10.00   7,290  $ 72,903   $0.21   $0.34      $0.44     $11.83  $10.83  $ 6.76  $ 36.97
Maximum                                     $10.00   6,339  $ 63,394   $0.23   $0.37      $0.49     $12.81  $11.66  $ 7.73  $ 41.72
Midpoint                                    $10.00   5,512  $ 55,125   $0.24   $0.41      $0.55     $13.93  $12.60  $ 8.86  $ 47.18
Minimum                                     $10.00   4,686  $ 46,856   $0.27   $0.46      $0.62     $15.44  $13.89  $10.38  $ 54.56

Peer Group Aggregate
Average                                     $15.86  14,481   272,655  ($1.13) ($1.35)     $0.84     $18.55  $17.20  $25.44  $ 95.44
Median                                          --      --        --      --      --         --         --      --      --       --

Professional Liability Peer Group
Average                                     $17.53  13,980   289,491  ($1.80) ($1.86)     $0.48     $22.99  $22.12  $27.91  $108.95
Median                                          --      --        --      --      --         --         --      --      --       --

Workers Compensation Peer Group
Average                                     $13.63  15,149   250,206  ($0.24) ($0.67)     $1.33     $12.64  $10.64  $22.16  $ 77.44
Median                                          --      --        --      --      --         --         --      --      --       --

Professional Liability Peer Group
ACAP   American Physicians           PL     $23.85   8,695   207,376  ($1.98) ($1.01)     $0.50     $32.24  $32.24  $32.26  $121.78
FPIC   FPIC Ins. Grp.                PL     $ 9.67   9,391    90,811  ($1.57) ($1.57)     $1.40     $17.67  $15.55  $23.52  $109.30
PRA    Pro Assurance                 PL     $27.04  28,500   770,640   $0.46   $0.58      $1.08     $17.72  $16.92  $19.50  $ 90.74
SKP    SCPIE Holdings                PL     $ 9.55   9,334    89,138  ($4.12) ($5.44)    ($1.05)    $24.34  $23.77  $36.34  $113.97

Workers Compensation Peer Group
AGII   Argonaut Grp.                 WC     $11.10  21,581  $239,549  ($4.04) ($4.84)     $1.24     $15.18  $10.29  $21.22  $102.35
RTWI   RTW, Inc.                     WC     $ 3.50   5,099    17,847   $2.78   $2.78      $0.39     $ 5.85  $ 5.85  $13.17  $ 43.90
ZNT    Zenith National               WC     $26.28  18,768   493,223   $0.55   $0.05      $2.35     $16.89  $15.77  $32.09  $ 86.06

                                                             Pricing Ratios                              Dividends
                                   --------------------------------------------------------------  --------------------
                                              Earnings               Book Value
                                   -----------------------------  ----------------   TTM           Amt./         Payout
Ticker                             Actual   Core    2003 Est.(2)   GAAP     Tang.    Rev.  Assets  Share  Yield  Ratio
------                             ------  -------  ------------  -------  -------  -----  ------  -----  -----  ------
                                     (x)     (x)       (x)          (%)      (%)     (x)     (%)    ($)    (%)    (%)
NCRIC Group, Inc.
Supermaximum                       47.12x   29.76x     22.60x      84.52%   92.32%  1.48x  27.05%  $0.00  0.00%   0.00%
Maximum                            44.15x   27.11x     20.36x      78.09%   85.80%  1.29x  23.97%  $0.00  0.00%   0.00%
Midpoint                           41.16x   24.60x     18.27x      71.81%   79.35%  1.13x  21.20%  $0.00  0.00%   0.00%
Minimum                            37.72x   21.85x     16.04x      64.76%   72.02%  0.96x  18.33%  $0.00  0.00%   0.00%

Peer Group Aggregate
Average                            35.94x  191.16x     12.21x      87.02%   95.80%  0.63x  16.57%  $0.06  0.60%   N.M.
Median                             47.78x   46.62x      8.97x      73.10%   73.99%  0.52x  10.84%     --    --      --

Professional Liability Peer Group
Average                            58.78x   46.62x     15.97x      80.14%   84.05%  0.70x  16.65%  $0.10  1.05%   N.M.
Median                             58.78x   46.62x     15.97x      64.36%   68.09%  0.58x  14.22%     --    --      --

Workers Compensation Peer Group
Average                            24.52x  263.43x      9.70x      96.18%  111.46%  0.54x  16.45%  $0.00  0.00%   N.M.
Median                             24.52x  263.43x      8.97x      73.10%  107.91%  0.52x  10.84%     --    --      --

Professional Liability Peer Group
ACAP   American Physicians           N.M.     N.M.       N.M.      73.99%   73.99%  0.74x  19.58%  $0.00  0.00%   N.M.
FPIC   FPIC Ins. Grp.                N.M.     N.M.      6.91x      54.73%   62.20%  0.41x   8.85%  $0.00  0.00%   N.M.
PRA    Pro Assurance               58.78x   46.62x     25.04x     152.60%  159.85%  1.39x  29.80%  $0.00  0.00%   N.M.
SKP    SCPIE Holdings                N.M.     N.M.       N.M.      39.24%   40.18%  0.26x   8.38%  $0.40  4.19%   N.M.

Workers Compensation Peer Group
AGII   Argonaut Grp.                 N.M.     N.M.      8.95x      73.10%  107.91%  0.52x  10.84%  $0.00  0.00%   N.M.
RTWI   RTW, Inc.                    1.26x    1.26x      8.97x      59.87%   59.87%  0.27x   7.97%  $0.00  0.00%   N.M.
ZNT    Zenith National             47.78x  525.60x     11.18x     155.58%  166.61%  0.82x  30.54%  $0.00  0.00%   N.M.

                                      Based on
                                      Analysts
                                    Consensus (1)
                                   --------------   Exch.    Gross
Ticker                               ROA     ROE    Ratio   Proceeds
------                             ------  ------  -------  --------
                                    (%)     (%)      (x)     ($Mil)
NCRIC Group, Inc.
Supermaximum                        1.20%   3.74%  1.9659x   $43.64
Maximum                             1.18%   3.84%  1.7095x   $37.95
Midpoint                            1.16%   3.93%  1.4865x   $33.00
Minimum                             1.14%   4.04%  1.2635x   $28.05

Peer Group Aggregate
Average                             0.98%   5.56%
Median                              1.20%   7.01%

Professional Liability Peer Group
Average                             0.49%   2.81%
Median                              0.80%   3.82%

Workers Compensation Peer Group
Average                             1.97%  11.04%
Median                              1.97%  11.04%

Professional Liability Peer Group
ACAP   American Physicians          0.41%   1.55%
FPIC   FPIC Ins. Grp.               1.28%   7.92%
PRA    Pro Assurance                1.19%   6.10%
SKP    SCPIE Holdings              -0.92%  -4.31%

Workers Compensation Peer Group
AGII   Argonaut Grp.                1.21%   8.17%
RTWI   RTW, Inc.                    N.A.    N.A.
ZNT    Zenith National              2.73%  13.91%

(1) Based on analysts consensus estimates for the Peer Group. Assumes NCRIC Group earns $2.4 million in fiscal 2003 which is consistent with NCRIC's budget before factoring in the impact of the second step conversion.

Note: TTM = Trailing 12 months.

Source: Audited and unaudited financial statements, corporate reports and offering circulars.

     The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.